Exhibit 99.2

NiCE Publishes 2025 Environmental, Social and Governance (ESG) Report,

Demonstrating Commitment to Innovation and Sustainability

NiCE promotes AI innovation and elevates customer and employee experience, while improving environmental performance

Hoboken, N.J., August 10, 2026 – NiCE (Nasdaq: NICE) today announced the release of its 2025 Environmental, Social, and Governance (ESG) Report, showcasing the company’s commitment to unlocking value through innovation, while advancing sustainable business practices. The report, developed with reference to the Global Reporting Initiative (GRI) 2021 Standards, showcases NiCE’s progress in promoting social impact, environmental stewardship and corporate governance. Access the full 2025 ESG Report here.

“Our 2025 ESG achievements show how we are creating a NiCE world where we work to enhance human potential, support sustainable progress, and benefit communities,” said Scott Russell, CEO, NiCE. “By putting people first in everything we do, from improving experiences to empowering employees and reducing our environmental impact, we’re creating meaningful, measurable change for both business and society.”

In 2025, NiCE continued to expand responsible AI capabilities across its product portfolio. The acquisition of NiCE Cognigy, a market-leading agentic AI platform, marked a significant milestone in strengthening NiCE's position as a leader in enterprise AI. The company's commitment to improving customer outcomes through innovation was further demonstrated by reinvesting 14% of revenue in research and development, led by a global team of more than 3,500 R&D professionals.

NiCE is proud to report a 23% reduction in Scope 1 and Scope 2 (location-based) greenhouse gas emissions in 2025 compared to the previous year. This reduction reflects the company's focus on operational efficiency and was driven in part by the migration of one of its data centers to the cloud during the year.

NiCE also continued to invest in its workforce in 2025. The company launched CORE, a new leadership boot camp for first-line managers, alongside the 4D, Quantum Leap, and Emerge programs, all designed to develop leadership at every level. The company also achieved 100% compliance in employee ethics training. Meanwhile, NiCE employees made a significant impact in their local communities, volunteering more than 40,000 hours during the company's Global Community Month. In addition, the company donated approximately 960,000 USD giving back to the community through various nonprofit initiatives worldwide.

The 2025 ESG Report demonstrates NiCE's commitment to advancing environmental, social, and governance principles while continuing to lead in technological innovation.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Ryan Gilligan, +1 551 417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Russell, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.